UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under The Securities Exchange Act of 1934

(Amendment No. 3)

Greif, Inc.

(Name of Issuer)

Class B Common Stock, without par value

(Title of Class of Securities)

397624 20 6

(CUSIP Number)

Joseph P. Boeckman, Esq.

Baker & Hostetler LLP

65 East State Street

Suite 2100

Columbus, Ohio 43215

(614) 228-1541

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 26, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

SCHEDULE 13D/A

(Amendment No. 3)

CUSIP No. 397624 20 6

1.	Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only) Naomi C. Dempsey Trust

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Not applicable (trust has no designated place of organization)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    Sole Voting Power

                5,375,904 shares of Class B Common Stock (as of September 26, 2003)

  8.    Shared Voting Power

                -0- (as of September 26, 2003)

  9.    Sole Dispositive Power

                5,375,904 shares of Class B Common Stock (as of September 26, 2003)

10.    Shared Dispositive Power

                -0- (as of September 26, 2003)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,375,904 shares of Class B Common Stock (as of September 26, 2003)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 45.9%

14.	Type of Reporting Person OO (trust)

SCHEDULE 13D/A

(Amendment No. 3)

CUSIP No. 397624 20 6

1.	Name of Reporting Person, I.R.S. Identification Nos. of above persons (entities only) Michael H. Dempsey

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Citizen of the United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    Sole Voting Power

                6,304,564 shares of Class B Common Stock (as of September 26, 2003)

  8.    Shared Voting Power

                -0- (as of September 26, 2003)

  9.    Sole Dispositive Power

                6,304,564 shares of Class B Common Stock (as of September 26, 2003)

10.    Shared Dispositive Power

                -0- (as of September 26, 2003)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,304,564 shares of Class B Common Stock (as of September 26, 2003)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 53.8%

14.	Type of Reporting Person IN

SCHEDULE 13D/A

(Amendment No. 3)

CUSIP No. 397624 20 6

1.	Name of Reporting Person, I.R.S. Identification Nos. of above persons (entities only) Mary T. McAlpin

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Citizen of the United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    Sole Voting Power

                618,969 shares of Class B Common Stock (as of September 26, 2003)

  8.    Shared Voting Power

                -0- (as of September 26, 2003)

  9.    Sole Dispositive Power

                618,969 shares of Class B Common Stock (as of September 26, 2003)

10.    Shared Dispositive Power

                -0- (as of September 26, 2003)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 618,969 shares of Class B Common Stock (as of September 26, 2003)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 5.3%

14.	Type of Reporting Person IN

SCHEDULE 13D/A

(Amendment No. 3)

CUSIP No. 397624 20 6

1.	Name of Reporting Person, I.R.S. Identification Nos. of above persons (entities only) Virginia D. Ragan

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Citizen of the United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    Sole Voting Power

                627,021 shares of Class B Common Stock (as of September 26, 2003)

  8.    Shared Voting Power

                -0- (as of September 26, 2003)

  9.    Sole Dispositive Power

                627,021 shares of Class B Common Stock (as of September 26, 2003)

10.    Shared Dispositive Power

                 -0- (as of September 26, 2003)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 627,021 shares of Class B Common Stock (as of September 26, 2003)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 5.3%

14.	Type of Reporting Person IN

ITEMS 1 THROUGH 7 OF

SCHEDULE 13D/A (AMENDMENT NO. 3)

FOR THE REPORTING PERSONS (AS DEFINED HEREIN)

On September 26, 2003, certain assets held in the John C. Dempsey Trust (the “JCD Trust”) were distributed to the beneficiaries of the JCD Trust in partial liquidation of that trust. This distribution included 216,000 shares of Class B Common Stock of the Company (as those terms are defined below). As a result of this distribution, Mary T. McAlpin, a beneficiary of the JCD Trust, received 36,000 shares of Class B Common Stock, which caused her to become a beneficial owner of more than 5% of the outstanding shares of the Class B Common Stock. In addition, Michael H. Dempsey, the trustee and a beneficiary of the JCD Trust, had a net reduction in his beneficial ownership of the Class B Common Stock, and Virginia D. Ragan, a beneficiary of the JCD Trust, had an increase in her beneficial ownership of the Class B Common Stock. Mr. Dempsey, Ms. McAlpin, and Ms. Ragan are brother and sisters.

Item 1.	Security and Issuer

This Schedule 13D/A (Amendment No. 3) (this “Schedule 13D/A”) relates to the Class B Common Stock, without par value (the “Class B Common Stock”), of Greif, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 425 Winter Road; Delaware, Ohio 43015.

Item 2.	Identity and Background

(a)	This Schedule 13D/A is being filed on behalf of each of the following persons (collectively, the “Reporting Persons” and, individually, a “Reporting Person”):

Naomi C. Dempsey Trust (the “NCD Trust”);

Michael H. Dempsey (“Mr. Dempsey”), who is the trustee and a beneficiary of both the NCD Trust and the JCD Trust;

Mary T. McAlpin (“Ms. McAlpin”), who is a beneficiary of both the NCD Trust and the JCD Trust; and

Virginia D. Ragan (“Ms. Ragan”), who is a beneficiary of both the NCD Trust and the JCD Trust.

(b)	The business address for each Reporting Person is as follows:

For the NCD Trust:	Naomi C. Dempsey Trust c/o Michael H. Dempsey, Trustee 2240 Encinitas Boulevard Suite D-403 Encinitas, California 92024

For Mr. Dempsey:	Michael H. Dempsey 2240 Encinitas Boulevard Suite D-403 Encinitas, California 92024

For Ms. McAlpin:	Mary T. McAlpin 81 Fairway Drive Snowmass Village, Colorado 81615

For Ms. Ragan:	Virginia D. Ragan 546 Westbury Woods Court Westerville, Ohio 43081

(c)	Present Principal Occupation or Employment:

For the NCD Trust:	Not applicable

For Mr. Dempsey:	Investor.

For Ms. McAlpin:	Investor.

For Ms. Ragan:	Investor.

(d)	Conviction in Criminal Proceedings: No Reporting Person has been, during the last five years, convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Party to Civil Proceeding: No Reporting Person has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

For the NCD Trust:	Not applicable

For Mr. Dempsey:	United States of America

For Ms. McAlpin:	United States of America

For Ms. Ragan:	United States of America

Item 3.	Source and Amount of Funds or Other Consideration

For the NCD Trust:

The NCD Trust was created by Naomi C. Dempsey during her lifetime as a living trust, with Ms. Dempsey serving as the trustee of, and retaining the right to revoke, the NCD Trust. During her lifetime, Ms. Dempsey funded the NCD Trust with a gift of 5,375,904 shares of Class B Common Stock. Ms. Dempsey died on July 14, 2003, at which time the trust became irrevocable. At Ms. Dempsey’s death, Mr. Dempsey became the successor trustee of the NCD Trust.

For Mr. Dempsey:

Mr. Dempsey is the direct beneficial owner of 497,660 shares of Class B Common Stock. Mr. Dempsey acquired all of these shares by gift, including 36,000 shares received from the JCD Trust on September 26, 2003 (see above). Mr. Dempsey is the trustee of the following trusts, which own the number of shares of Class B Common Stock indicated: (a) the NCD Trust—5,375,904 shares (Mr. Dempsey is also a beneficiary of this trust); (b) the JCD Trust—62,500 shares (Mr. Dempsey is also a beneficiary of this trust); and (c) the Naomi C. Dempsey Charitable Lead Annuity Trust—116,175 shares (Mr. Dempsey is also a remainder beneficiary of this trust). It is believed that these trusts acquired all of their respective shares of Class B Common Stock by gift. Mr. Dempsey is also the president of the All Life Foundation, a charitable foundation. The All Life Foundation is the owner of 252,325 shares of Class B Common Stock. The All Life Foundation acquired all of its shares of Class B Common Stock by gift.

For Ms. McAlpin:

Ms. McAlpin is the direct beneficial owner of 618,969 shares of Class B Common Stock. Ms. McAlpin acquired 5,954 of these shares from her late mother, Naomi C. Dempsey, on March 18, 1999. Ms. McAlpin acquired the remainder of her shares by gift, including 36,000 shares received from the JCD Trust on September 26, 2003 (see above).

For Ms. Ragan:

Ms. Ragan is the direct beneficial owner of 627,021 shares of Class B Common Stock. Ms. McAlpin acquired all of these shares by gift, including 36,000 shares received from the JCD Trust on September 26, 2003 (see above).

Item 4.	Purpose of Transaction

Except as otherwise described in this Item 4, no Reporting Person has any individual plans or proposals which relate to or would result in: (a) the acquisition or disposition of additional securities of the Company; (b) an extraordinary corporate transaction involving the Company and any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from the New York Stock Exchange; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

While no Reporting Person has any current plans or proposals which relate to or would result in the acquisition or disposition of additional securities of the Company from third parties, from time to time each Reporting Person may engage in transactions with other members of the Dempsey family or entities controlled by the Dempsey family (such as corporations, limited liability companies, partnerships and trusts) in which such Reporting Person may acquire or dispose of shares of Class B Common Stock.

Mr. Dempsey is a director of the Company. Changes to the Company’s present board of directors may occur as a result of persons nominated for election as directors by the board of directors or a committee thereof and who are subsequently elected by the Company’s Class B stockholders.

Item 5.	Interest in Securities of the Issuer.

(a) (i)	For the NCD Trust: The NCD Trust is the beneficial owner, in the aggregate, of 5,375,904 shares of Class B Common Stock, which represents approximately 45.9% of the outstanding shares of Class B Common Stock.

(ii)	For Mr. Dempsey: Mr. Dempsey is the beneficial owner, in the aggregate, of 6,304,564 shares of Class B Common Stock, which represents approximately 53.8% of the outstanding shares of Class B Common Stock. Mr. Dempsey’s beneficial ownership is as follows:

(A)	497,660 shares (approximately 4.2% of the outstanding shares) are directly owned by Mr. Dempsey.

(B)	5,375,904 shares (approximately 45.9% of the outstanding shares) are directly owned by the NCD Trust, one of the other Reporting Persons. Mr. Dempsey automatically became the successor trustee of this trust upon the death of Naomi C. Dempsey on July 14, 2003. Mr. Dempsey is also a beneficiary of this trust.

(C)	62,500 shares (approximately 0.5% of the outstanding shares) are directly owned by the JCD Trust following the distribution from the JCD Trust on September 26, 2003 (see above). Mr. Dempsey was appointed the successor trustee of this trust on February 6, 2002. Mr. Dempsey is also a beneficiary of this trust.

(D)	116,175 shares (approximately 1.0% of the outstanding shares) are directly owned by the Naomi C. Dempsey Charitable Lead Annuity Trust. Mr. Dempsey was appointed as the trustee of this trust in connection with its formation on December 8, 1998. Mr. Dempsey is also a remainder beneficiary of this trust.

(E)	252,325 shares (approximately 2.2% of the outstanding shares) are directly owned by the All Life Foundation, a charitable foundation. Mr. Dempsey is the president of the All Life Foundation and has voting and investment power with respect to the shares of Class B Common Stock owned by such foundation.

(iii)	For Ms. McAlpin: Ms. McAlpin is the beneficial owner, in the aggregate, of 618,969 shares of Class B Common Stock, which represents approximately 5.3% of the outstanding shares of Class B Common Stock, all of which are directly owned by Ms. McAlpin.

(iv)	For Ms. Ragan: Ms. Ragan is the beneficial owner, in the aggregate, of 627,021 shares of Class B Common Stock, which represents approximately 5.3% of the outstanding shares of Class B Common Stock, all of which are directly owned by Ms. Ragan.

(b) (i)	For the NCD Trust: Mr. Dempsey, as the trustee of the NCD Trust, has the sole power to vote and dispose of the 5,375,904 shares of Class B Common Stock owned by that trust.

(ii)	For Mr. Dempsey: Mr. Dempsey, individually and in his trustee and other capacities, has the sole power to vote and dispose of the 6,304,564 shares of Class B Common Stock described in Item 5(a)(ii), above.

(iii)	For Ms. McAlpin: Ms. McAlpin has the sole power to vote and dispose of the 618,969 shares of Class B Common Stock described in Item 5(a)(iii), above.

(iv)	For Ms. Ragan: Ms. Ragan has the sole power to vote and dispose of the 627,021 shares of Class B Common Stock described in Item 5(a)(iv), above.

(c) (i)	For the NCD Trust: No transactions in shares of Class B Common Stock were effected during the past 60 days by the NCD Trust.

(ii)	For Mr. Dempsey: On September 26, 2003, certain assets held in the JCD Trust, including 216,000 shares of Class B Common Stock, were distributed to the beneficiaries of the JCD Trust in partial liquidation of that trust. At that time, Mr. Dempsey received 36,000 shares of Class B Common Stock as a beneficiary of the JCD Trust. See also the Schedule 13D/A (Amendment No. 2) filed on behalf of Mr. Dempsey on September 17, 2003, with respect to other transactions in shares of Class B Common Stock effected during the past 60 days by Mr. Dempsey.

(iii)	For Ms. McAlpin: As a result and at the time of the distribution from the JCD Trust described in Item 5(c)(ii), above, Ms. McAlpin received 36,000 shares of Class B Common Stock as a beneficiary of the JCD Trust. In addition, Ms. McAlpin, a beneficiary of the Naomi A. Coyle Trust, received a distribution of 332,608 shares of Class B Common Stock from that trust on September 9, 2003. No other transactions in shares of Class B Common Stock were effected during the past 60 days by Ms. McAlpin.

(iv)	For Ms. Ragan: As a result and at the time of the distribution from the JCD Trust described in Item 5(c)(ii), above, Ms. Ragan received 36,000 shares of Class B Common Stock as a beneficiary of the JCD Trust. See also the Schedule 13D/A (Amendment No. 2) filed on behalf of Ms. Ragan on September 17, 2003, with respect to other transactions in shares of Class B Common Stock effected during the past 60 days by Ms. Ragan.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Class B Common Stock beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement dated September 26, 2003, by and among each of the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

September 26, 2003	NAOMI C. DEMPSEY TRUST

/s/ MICHAEL H. DEMPSEY, Trustee
Michael H. Dempsey, Trustee of the Naomi C. Dempsey Trust

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

September 26, 2003	/s/ MICHAEL H. DEMPSEY
Michael H. Dempsey

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

September 26, 2003	/s/ MARY T. MCALPIN
Mary T. McAlpin

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

September 26, 2003	/s/ VIRGINIA D. RAGAN
Virginia D. Ragan